FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of April 2005


                         Commission File Number: 1-14396


               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
               --------------------------------------------------
                 (Translation of registrant's name into English)

        23-24/Floor, East Exchange Tower, 38-40 Leighton Road, Hong Kong
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]          Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes  [_]          No  [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):_________.

Information furnished on this form:

         Announcement, dated April 25, 2005, by the Registrant disclosing Notice of Meeting.



                                     EXHIBIT

EXHIBIT NUMBER                                                            PAGE
--------------                                                            ----

1.1        Announcement, dated April 25, 2005, by the                       5
           Registrant disclosing Notice of Meeting

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                                         (Registrant)




Date: April 26, 2005            By:  /s/ Peter Jackson
                                     ------------------------------
                                         Peter Jackson
                                         Chief Executive Officer

                                                                               5
EXHIBIT 1.1
-----------


                       [GRAPHIC OMITTED][LOGO - AsiaSat]
               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                          [CHINESE CHARACTERS OMITTED]
                (INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)
                               (STOCK CODE: 1135)

                                NOTICE OF MEETING

NOTICE is hereby given that the Annual General Meeting of shareholders will be held at Aberdeen Room, Level 3, JW Marriott Hotel, Pacific Place, 88 Queensway, Hong Kong on Friday, 13th May, 2005 at 11:30 a.m. for the following purposes:

1. To receive and consider the statement of accounts and reports of the Directors and auditors for the year ended 31st December, 2004.
2.   To declare a final dividend.
3. To re-elect Directors and authorise the Directors to fix their remuneration.
4. To re-appoint auditors and authorise the Directors to fix their remuneration.
5. To consider as special business and, if thought fit, pass the following Ordinary Resolutions:

     ORDINARY RESOLUTIONS

     1.   "THAT:

          (A) subject to paragraph (C) of this Resolution, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;
          (B) the approval in paragraph (A) of this Resolution shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;
          (C) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (A) of this Resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) any share option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Bye-laws of the Company, shall not exceed the aggregate of (i) 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution and (ii) subject to the passing of Resolution No. 3 set out in the notice convening this meeting, such additional aggregate nominal amount as is referred to in such Resolution No. 3 and the said approval shall be limited accordingly; and
          (D) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:-

               (i) the conclusion of the next Annual General Meeting of the Company;
               (ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law or by the Company's Bye-laws to be held; and
               (iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting; and "Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

     2.   "THAT:

          (A) subject to paragraph (B) of this Resolution, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares in the capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or of any other stock exchange recognised for this purpose by the Securities and Futures Commission under the

               Hong Kong Code on Share Repurchases (as amended from time to time), be and is hereby generally and unconditionally approved;
          (B) the aggregate nominal amount of shares of the Company to be repurchased by the Company pursuant to the approval in paragraph
               (A) of this Resolution shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution and the said approval shall be limited accordingly; and
          (C) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:-

               (i) the conclusion of the next Annual General Meeting of the Company;
               (ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law or by the Company's Bye-laws to be held; and
               (iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

     3. "THAT the Directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (A) of Resolution No. 1 set out in the notice convening this meeting in respect of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution No. 2 set out in the notice convening this meeting, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of this Resolution."

The principal and branch registers of members will be closed from Friday, 6th May, 2005 to Friday, 13th May, 2005 both days inclusive.

                                                       By order of the Board
                                                             DENIS LAU
                                                         COMPANY SECRETARY

Hong Kong, 25th April, 2005

As at the date of this announcement, the Board comprises the following
Directors:

EXECUTIVE DIRECTORS:
Mr. Peter JACKSON (Chief Executive Officer)
Mr. William WADE (Deputy Chief Executive Officer)

NON-EXECUTIVE DIRECTORS:
Mr. Romain BAUSCH (Chairman)                   Mr. MI Zeng Xin (Deputy Chairman)
Mr. Robert BEDNAREK                            Mr. DING Yu Cheng
Mr. KO Fai Wong                                Mr. JU Wei Min
Mr. Mark RIGOLLE

INDEPENDENT NON-EXECUTIVE DIRECTORS:
Prof. Edward CHEN                              Mr. R. Donald FULLERTON
Mr. Robert SZE


NOTES:

1. In order to qualify for the final dividend payable on 18th May, 2005, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Hong Kong Branch Share Registrars, Computershare Hong Kong Investor Services Limited, for registration not later than 4 p.m. Thursday, 5th May, 2005.
2. A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote instead of that member. A proxy need not be a member. Proxy forms must be deposited at the Hong Kong Branch Share Registrars of the Company not later than 48 hours before the time for holding the meeting.
3. Concerning Ordinary Resolution No. 1, the Directors wish to state that they have no immediate plans to issue any new shares of the Company other than the shares that may be issued under the Company's share option scheme. Approval is being sought from the members under Ordinary Resolution No. 1 as a general mandate for the purposes of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.
4. Concerning Ordinary Resolution No. 2, an Explanatory Statement containing the information regarding the repurchase by the Company of its own shares will be sent to shareholders together with the Company's 2004 Annual Report.